

September 8, 2010

Mr. J. Michael Anderson
Chief Financial Officer
Exterran Holdings, Inc.
16666 Northchase Drive
Houston, TX 77060

>   **RE:** **Exterran Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 29, 2010**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2010**
>   **Filed August 5, 2010**
>   **File No. 001-33666**

Dear Mr. Anderson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Pamela A. Long
>   Assistant Director